Filed Pursuant to Rule 433

Registration No. 333-275976

October 27, 2025

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TÜRKİYE USD 2,250,000,000 6.800% NOTES DUE NOVEMBER 4, 2036

ISSUER:	The Republic of Türkiye

SECURITIES:	USD 6.800% Notes due November 4, 2036

PRICING DATE:	October 27, 2025

ISSUE FORMAT:	Global (SEC Registered) Offering

ISSUE SIZE:	USD 2,250,000,000

PRICE TO PUBLIC:	100.000%

TOTAL FEES:	USD 1,575,000 (0.07%)

NET PROCEEDS TO ISSUER:	USD 2,248,425,000

RE-OFFER YIELD:	6.800%

COUPON:	6.800%

MATURITY DATE:	November 4, 2036

SPREAD TO BENCHMARK US TREASURY:	280.7 bps

BENCHMARK US TREASURY:	UST 4.25% due August 15, 2035

BENCHMARK US TREASURY YIELD:	3.993%

DENOMINATIONS:	USD 200,000 / USD 1,000

INTEREST PAYMENT DATES:	May 4 and November 4, beginning on May 4, 2026

CUSIP / ISIN:	900123 DS6 / US900123DS65

GOVERNING LAW:	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of The Republic of Türkiye.

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/BOOKRUNNERS:	J.P. Morgan Securities plc Morgan Stanley & Co. International plc SMBC Bank International plc Société Générale

SETTLEMENT DATE:	Expected November 4, 2025 (T+6) through the book-entry facilities of The Depository Trust Company

MiFID II/UK MiFIR MANUFACTURER TARGET MARKET:	Professional clients and eligible counterparties (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll free J.P. Morgan at +1-866-803-9204, Morgan Stanley at +1-866-718-1649, SMBC at +1-888-868-6856 or Societe Generale at +1-855-881-2108.

The preliminary prospectus supplement relating to the Notes is available under the following link: https://www.sec.gov/Archives/edgar/data/869687/000119312525251232/d75546d424b5.htm

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